Exhibit 21.1

SUBSIDIARIES OF AUTOWEB, INC.

Subsidiary Name	Jurisdiction of Incorporation
Autobytel, Inc.	Delaware
AW GUA USA, Inc.	Delaware
Car.com, Inc.	Delaware
AW GUA, Sociedad de Responsabilidad Limitada	Guatemala